SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

(RULE 14d-100)

Electronic Arts Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ruth A. Kennedy

Executive Vice President, General Counsel and Secretary

209 Redwood Shores Parkway

Redwood City, CA 94065

(650) 628-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$1,061,223.50(1)	$85.85(2)

(1)	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the purchase of 2,122,447 options to purchase shares of Series B common stock at the purchase price of $0.50 per share.
(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☒

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) to issuer tender offer statement on Schedule TO is filed by Electronic Arts Inc., a Delaware corporation (“Electronic Arts Inc.”), in connection with its offer to purchase 2,122,447 options to purchase shares of its Class B common stock, par value $0.01 per share, at a price per share of $0.50. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 14, 2003 (the “Offer to Purchase”), which, as may be amended or supplemented from time to time, constitutes the offer. This Amendment amends and supplements the issue tender offer statement on Schedule TO originally filed by Electronic Arts Inc. on March 14, 2003, as amended and supplemented by Amendment No. 1 to issuer tender offer statement on Schedule TO filed by Electronic Arts Inc. on March 28, 2003 and by Amendment No. 2 to issuer tender offer statement on Schedule TO filed by Electronic Arts Inc. on April 2, 2003 (the “Schedule TO”), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 4.    Terms of the Transaction.

The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m. Pacific Daylight Time on Thursday, April 17, 2003. Pursuant to the Offer to Purchase, the Company accepted for cancellation, options to purchase an aggregate of 1,880,236 shares of the Company’s Series B Common Stock, representing 96.56% of the shares subject to Class B options that were eligible to be cancelled under the Offer to Purchase at a price per share of $0.50.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

/s/ Ruth A. Kennedy

Ruth A. Kennedy
Executive Vice President, General Counsel and Secretary

April 22, 2003